Filing pursuant to Rule 425 under the

Securities Act of 1933, as amended

Deemed filed under Rule 14a-12 under the

Securities Exchange Act of 1934, as amended

Filer: Halliburton Company

Subject Company: Baker Hughes Incorporated

Commission File No.: 001-09397

The following is a roadshow presentation used by Halliburton Company on November 5, 2015.

Senior Notes Offering November 2015 www.halliburton.com

Safe Harbor The statements in this presentation that are not historical statements, including statements regarding future financial performance of the Baker Hughes transaction, are forward-looking statements within the meaning of the federal securities laws. These statements are subject to numerous risks and uncertainties, many of which are beyond the company's control, which could cause actual results to differ materially from the results expressed or implied by the statements. These risks and uncertainties include, but are not limited to: with respect to the Baker Hughes acquisition, the timing to consummate the Baker Hughes acquisition, the terms and timing of divestitures undertaken to obtain required regulatory approvals; the risk that conditions to closing of the Baker Hughes acquisition may not be satisfied or the closing of the Baker Hughes acquisition may otherwise not occur; that a regulatory approval that may be required for the Baker Hughes acquisition is not obtained or is obtained subject to conditions that are not anticipated; the diversion of management time on transaction-related issues; the ultimate timing, outcome and results of integrating the operations of Halliburton and Baker Hughes and the ultimate outcome of Halliburton’s operating efficiencies applied to Baker Hughes’s products and services; the effects of the business combination of Halliburton and Baker Hughes, including the combined company’s future financial condition, results of operations, strategy and plans; expected synergies and other benefits from the proposed transaction and the ability of Halliburton to realize such synergies and other benefits; with respect to the Macondo well incident, final court approval of, and the satisfaction of the conditions in, Halliburton's September 2014 settlement, including the results of any appeals of rulings in the multi-district litigation; indemnification and insurance matters; with respect to repurchases of Halliburton common stock, the continuation or suspension of the repurchase program, the amount, the timing and the trading prices of Halliburton common stock, and the availability and alternative uses of cash; changes in the demand for or price of oil and/or natural gas can be significantly impacted by weakness in the worldwide economy; consequences of audits and investigations by domestic and foreign government agencies and legislative bodies and related publicity and potential adverse proceedings by such agencies; protection of intellectual property rights and against cyber-attacks; compliance with environmental laws; changes in government regulations and regulatory requirements, particularly those related to offshore oil and natural gas exploration, radioactive sources, explosives, chemicals, hydraulic fracturing services and climate-related initiatives; compliance with laws related to income taxes and assumptions regarding the generation of future taxable income; risks of international operations, including risks relating to unsettled political conditions, war, the effects of terrorism, foreign exchange rates and controls, international trade and regulatory controls, and doing business with national oil companies; weather-related issues, including the effects of hurricanes and tropical storms; changes in capital spending by customers; delays or failures by customers to make payments owed to Halliburton; execution of long-term fixed price contracts; and structural changes in the oil and natural gas industry; maintaining a highly skilled workforce; availability and cost of raw materials; and integration and success of acquired businesses and operations of joint ventures. Each of Halliburton's and Baker Hughes’s Form 10-K for the year ended December 31, 2014, each of Halliburton’s and Baker Hughes’s Form 10-Q for the quarter ended September 30, 2015, recent Current Reports on Form 8-K filed by Halliburton and Baker Hughes, and other Securities and Exchange Commission filings by Halliburton and Baker Hughes discuss some of the important risk factors identified that may affect Halliburton's business, results of operations, and financial condition. Halliburton undertakes no obligation to revise or update publicly any forward-looking statements for any reason. The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it.

This communication does not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities or a solicitation of any vote or approval. In connection with the proposed business combination between Halliburton and Baker Hughes, Halliburton has filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4, including Amendments No. 1 and 2 thereto, and a definitive joint proxy statement/prospectus of Halliburton and Baker Hughes and other documents related to the proposed transaction. The registration statement was declared effective by the SEC on February 17, 2015 and the definitive proxy statement/prospectus has been mailed to stockholders of Halliburton and Baker Hughes. INVESTORS AND SECURITY HOLDERS OF HALLIBURTON AND BAKER HUGHES ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS, REGISTRATION STATEMENT AND OTHER DOCUMENTS FILED OR THAT MAY BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain free copies of these documents and other documents filed with the SEC by Halliburton and/or Baker Hughes through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Halliburton are available free of charge on Halliburton’s internet website at http://www.halliburton.com or by contacting Halliburton’s Investor Relations Department by email at investors@Halliburton.com or by phone at +1-281-871-2688. Copies of the documents filed with the SEC by Baker Hughes are available free of charge on Baker Hughes’ internet website at http://www.bakerhughes.com or by contacting Baker Hughes’ Investor Relations Department by email at alondra.oteyza@bakerhughes.com or by phone at +1-713-439-8822. Halliburton, Baker Hughes, their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of Halliburton is set forth in its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 24, 2015, its proxy statement for its 2015 annual meeting of stockholders, which was filed with the SEC on April 7, 2015, and its Quarterly Report on Form 10-Q for the quarter ended September 30, 2015, which was filed with the SEC on October 23, 2015. Information about the directors and executive officers of Baker Hughes is set forth in its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 26, 2015, its proxy statement for its 2015 annual meeting of stockholders, which was filed with the SEC on March 27, 2015, and its Quarterly Report on Form 10-Q for the quarter ended September 30, 2015, which was filed with the SEC on October 21, 2015. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the proxy statement/prospectus and other relevant materials filed with the SEC. Participants in Solicitation Additional information Safe Harbor

Investment Highlights Halliburton’s pending combination with Baker Hughes creates a bellwether global oilfield services company Exceptional breadth and depth of products and services Combined company with a strong cash flow generation profile Halliburton positioned well for North American recovery, coupled with diversity from international operations

Offering Summary Issuer Halliburton Company Securities Senior Notes Offering Size [TBD ] Ratings S&P: A / negative Moody’s: A2 / on review for downgrade Fitch: A- / stable Special Mandatory Redemption If certain events occur, we will be required to redeem certain of the notes at a special mandatory redemption price of 101% of principal Use of Proceeds Fund a portion of the cash portion of BHI acquisition and general corporate purposes. If the acquisition of BHI is not consummated, proceeds from the notes not required to be redeemed will be used for general corporate purposes, including payment of fees and expenses related to the termination of the merger agreement Offering Format SEC Registered Active Bookrunners BofA Merrill Lynch, Credit Suisse, Citi, Mizuho

Strategic Financial Objectives Maintain strong investment grade ratings Maintain adequate liquidity in the form of cash and available credit facilities to fund operations and unexpected events Executed a new credit facility maturing in July 2020 Initial capacity of $3B will increase to $4.5B upon closing of BHI acquisition and termination of the Baker Hughes credit facility Prudent use of debt to reduce weighted-average cost of capital and provide financial flexibility Maintain stable dividends of at least 15 – 20% of net income Achieve strong return on capital throughout the cycle

Transaction Overview

Key Transaction Details Current purchase consideration is approximately 69% equity / 31% cash $19 and a fixed number of 1.12 Halliburton shares, per share of BHI ~$8.3B cash needed to fund cash consideration Key objectives: Stronger and more diverse organization Maintain strong investment grade credit rating Balanced maturity profile and financial flexibility Strong cash flow generation profile for the combined company Q1 Q2 Q3 Q4 Shareholder Vote Divestitures/ Regulatory Filings Targeted Close** Financing Projected Timeline Stock $18.7 Cash $8.3 Total Consideration * $27.0B * As of Oct 20, 2015 ** The merger agreement provides that the closing can be extended into 2016

A Compelling Strategic Combination… Halliburton and Baker Hughes Creating a Leading Oilfield Services Company Exceptional breadth and depth of products and services Accelerates Halliburton’s strategy in Unconventionals, Deepwater and Mature Fields Combined company well-positioned for superior growth, margins and returns Expected to be accretive to cash flow by end of year one after close Target Acquisition Closing in Late 2015 – Merger Agreement Can Be Extended into 2016

Key Additions to HAL Portfolio Centrilift XPTM deepwater Electric Submersible Pump(ESP) PetroliteTM production chemicals Adds to Open Hole logging presence AutoTrakTM rotary steerable In-house drilling motor design Adds completion products to current offering CentriliftTM ESP / PCP PetroliteTM Eastern Hemisphere footprint

Significant Progress Towards Closing Halliburton Baker Hughes Marketing Process Fixed Cutter and Roller Cone Drill Bits Directional Drilling and Logging-While-Drilling (LWD) / Measurement-While-Drilling (MWD) Expandable liner hangers business Core completions business Sand control business in Gulf of Mexico Offshore cementing business in Australia, Brazil, the Gulf of Mexico, Norway, and United Kingdom Negotiations started Marketing process started Sales to be completed contingent on the merger Halliburton and Baker Hughes will market for sale the following businesses in order to permit completion of the acquisition Combined YTD revenue of $3.2B and operating income of $291MM* Regulatory Approval Entered into a timing agreement with the U.S. Department of Justice Expect to resubmit European Union filing in the coming weeks * Operating Income includes certain assumptions on cost-related decisions which have not yet been finalized and therefore are subject to change

Existing Debt Maturity Schedule – Combined Company $ millions Balanced Maturity Profile* * Pro Forma as of 9/30/2015. Schedule reflects principal amount of notes outstanding. Does not include credit facility debt. Credit facility undrawn as of 9/30/2015

Halliburton Overview

Halliburton Global Franchise Halliburton Locations Halliburton Headquarters Halliburton Research Centers H H Middle East/Asia Pacific Europe/Africa/CIS Latin America North America H Customers Founded Employees Corporate Headquarters Research Centers Operational Countries 2015 FAST FACTS 1919 Approx.65,000 Houston Dubai National, International and Independent entities worldwide 16 80

Service Offerings Landmark Software and Services Drilling and Evaluation Completion and Production Consulting & Project Management Production Solutions Completion Tools Artificial Lift Multi-Chem Production Enhancement Cementing Baroid Drill Bits and Services Testing and Subsea Wireline and Perforating Sperry Drilling

Lowest Cost per BOE Lowest Cost per Foot Reservoir Delivery Reduced Uncertainty Increased Reliability Surface Efficiency Customized Chemistry Subsurface Insight Immediate Impact Interventions Optimized Reservoir Management New Pay Zones Incremental Barrels and Maximum Recovery Strategic Market Objectives We collaborate, execute and innovate to create value for our customers. Deep Water Unconventionals Mature Fields

Global Unconventional Opportunity Source: EIA, “Technically Recoverable Shale Oil and Shale Gas Resources”, June, 2013 Shale Oil - Technically Recoverable Resources (billion barrels) Geology Infrastructure Regulatory Environment Economic Viability Unconventional Challenges Shale Gas - Technically Recoverable Resources (trillion cubic feet) Unconventional Basins Tight Gas Shale Gas Coal Bed Methane

Deepwater accounts for… 11% of current global production 66% of discoveries, by volume, in the last 5 years Deepwater Opportunity Source: Quest Offshore, Wood Mackenzie, IHS Upstream Competition and NOC Strategy Services Exploration Activity Development Activity Exploration Success Rate (Right-Axis)

Mature Fields - Impacting the Decline Curve 1950 1960 1970 1980 1990 2000 2010 2020 2030 Mature Field Final (?) Decline Curve Thousand barrels per day 10 20 30 40 50 Economic Limit Collaborate with our customers Grow through consulting-led mature field projects Deploy multi-lateral and infill drilling technologies Penetrate intervention segment by focusing on key markets Mature fields an underserved market Original Vertical Wells Infill Vertical Wells Infill Horizontal Wells CO2 Injection

Navigating The Downturn CONTROL WHAT WE CAN CONTROL LOOK BEYOND THE CYCLE Frac of the Future – Q10 pump fleet Continue strategic initiatives Utilize technology to make better wells and reduce cost/BOE Partner with suppliers Leverage logistics infrastructure Right size the business to current activity levels Live within cash flow

Investment Highlights Halliburton’s pending combination with Baker Hughes creates a bellwether global oilfield services company Exceptional breadth and depth of products and services Combined company with a strong cash flow generation profile Halliburton positioned well for North American recovery, coupled with diversity from international operations

Appendix

Key Financial Metrics - HAL Interest Coverage* Debt / EBITDA* Debt / Capital Ratio* * Refer to the next slide for definition; Macondo and Impairment charges not included; see reconciliation on slide 23 Revenue ($B) EBITDA* ($B) EBITDA* Margin

Definitions EBITDA 1 Reported Income from continuing operations attributable to company plus provision for income taxes, depreciation, depletion, and amortization, interest expense, and other, net, adjusted for special items. Debt/Capital Ratio (Long-term debt + current portion of Long-term debt )divided by shareholders’ equity plus debt Interest Coverage1 EBITDA divided by interest expense Debt/EBITDA1 (Long-term debt + current portion of Long-term debt )divided by EBITDA EBITDA1 Margin EBITDA divided by Revenue 1 EBITDA is a non-GAAP financial measure (as defined under SEC Regulation G). The following slide includes a reconciliation of this non-GAAP measure to the comparable GAAP measure.

Reconciliation to GAAP Measure * Includes Foreign Exchange losses